United States securities and exchange commission logo





                              September 28, 2022

       Oddone Incisa
       Chief Financial Officer
       CNH Industrial N.V.
       25 St. James   s Street
       London SW1A 1HA
       United Kingdom

                                                        Re: CNH Industrial N.V.
                                                            Form 20-F for the
fiscal year ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-36085

       Dear Mr. Incisa:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2021

       Operating Review and Prospects
       B. Liquidity and Capital Resources
       Consolidated Debt, page 55

   1. We note you include a subtotal for "operating cash flow of industrial activities" within your free cash flow of
industrial activities reconciliation; however, this subtotal does not agree to the GAAP
operating cash flow of industrial activities as disclosed within the supplemental
information on page 47. Please advise. If the amount shown on page 56 is a non-GAAP adjusted cash
flow measure, revise to clarify that and to reconcile from GAAP operating cash flow of
industrial activities as disclosed on page 47.
 Oddone Incisa
FirstName LastNameOddone  Incisa
CNH Industrial N.V.
Comapany 28,
September NameCNH
              2022 Industrial N.V.
September
Page 2    28, 2022 Page 2
FirstName LastName
Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2. We note you record revenue from sales of goods when the goods are made available to the customer, which signifies transfer of control. Please revise to disclose how you evaluate when the goods are made available to the customer. For example, disclose whether this is when legal title is transferred, when you have an obligation for payment from the customer, when the asset has been physically transferred, etc. Refer to ASC 606-10-25-
         30. As part of your response, please provide us with your proposed disclosure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Chris
Diets, Senior Staff Accountant, at 202-551-3408 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology